

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Charles Yeomans
Chairman and Chief Executive Officer
AtomBeam Technologies Inc.
1036 Country Club Dr, Suite 200
Moraga, CA 94556

> **Re: AtomBeam Technologies Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 27, 2024**
> **File No. 024-12417**

Dear Charles Yeomans:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

General

1. Please revise Item 4 of Part I of your Form 1-A to include the bonus shares in the number of securities being offered. In addition, refer to Securities Act Rule 251(a) and its note regarding the calculation of the aggregate offering price. Note that in this context, the per share offering price of the securities being offered will include the processing fee investors are required to pay to StartEngine Primary, and the value of the bonus shares will equal your per share offering price.

Risk Factors
Your investment could be illiquid for a long time, page 11

2. You indicate that there will be restrictions on the resale of the securities being offered for twelve months following a person's investment. Please clarify there are no restrictions on resale of the securities being offered pursuant to this offering under Regulation A.

Charles Yeomans
AtomBeam Technologies Inc.
April 23, 2024
Page 2

<u>The exclusive forum provisions in the subscription agreement may have the effect of limiting an investor's ability to bring legal action..., page 12</u>

3.	You indicate that the subscription agreement contains an exclusive federal forum provision for claims brought under the Securities Act. Please clarify whether claims under the Securities Act must be brought in Delaware federal courts. Also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

<u>Plan of Distribution</u>
<u>Perks and Additional Bonus Shares, page 19</u>

4.	You indicate that reservation holders in the company's testing the waters page hosted on the StartEngine Crowdfunding platform will receive 5% bonus shares. Please revise to provide a more complete discussion of the Reservation Bonus program and any applicable requirements. As part of your disclosure, clarify whether reservation holders are required to reserve a set number of shares or dollar amount, and if they are required to invest the same or more than the amount reserved to receive the Reservation Bonus.

<u>The Company's Securities</u>
<u>Forum selection provisions, page 41</u>

5.	The description of the exclusive forum provisions in the risk factor on page 12 indicates that your subscription agreement contains an exclusive federal forum provision for claims brought under the Securities Act. If true, please revise your disclosure here to be consistent with the disclosure in your risk factor.

	We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jamie Ostrow, Esq.